SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(AMENDMENT NO. 1)

MAGAL SECURITY SYSTEMS LTD.
(Name of Subject Company (Issuer))

FIMI OPPORTUNITY V, L.P.
FIMI ISRAEL OPPORTUNITY FIVE, LIMITED PARTNERSHIP
FIMI FIVE 2012 LTD.
SHIRA AND ISHAY DAVIDI MANAGEMENT LTD.
ISHAY DAVIDI
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 1.0 PER SHARE
(Title of Class of Securities)

M6786D104
(CUSIP Number of Class of Securities)

Gillon Beck
FIMI FIVE 2012 Ltd.
Alon Towers 2, 94 Yigal Alon Street, Tel-Aviv 6789141, Israel
Telephone: +972-3-565-2244
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Sharon Amir, Adv. Tuvia Geffen, Adv. Idan Lidor, Adv. Naschitz, Brandes, Amir & Co. 5 Tuval Street Tel-Aviv 6789717, Israel Telephone: +972-3-623-5000	Andris Vizbaras, Esq. Carter Ledyard & Milburn LLP 2 Wall Street New York, NY 10005 Telephone: (212) 238-8698

CALCULATION OF FILING FEE

Transaction Valuation* $25,573,636	Amount of Filing Fee** $3,320
*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 8,669,029 ordinary shares of Magal Security Systems Ltd. at a purchase price of $2.95 cash per share.
**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory # 1 for Fiscal Year 2020 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001298.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $3,320 Form or Registration No.: SC TO-T	Filing Party: Date Filed:	FIMI Opportunity V, L.P FIMI Israel Opportunity Five, Limited Partnership FIMI Five 2012 Ltd. Shira and Ishay Davidi Management Ltd. Ishay Davidi May 22, 2020
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☒	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer

This  Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by FIMI Opportunity V, L.P, a limited partnership organized under the laws of the State of Delaware and FIMI Israel Opportunity Five, Limited Partnership, a limited partnership organized under the laws of the State of Israel (collectively, the “Bidder” or “FIMI”) and FIMI Five 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Ishay Davidi (together with the Bidder, the “Bidder Group”).  The Schedule TO relates to the offer by the Bidder to purchase 8,669,029 outstanding ordinary shares, par value NIS 1.0 per share (the “Shares”), of Magal Security Systems Ltd. (“Magal”), at $2.95 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated May 22, 2020 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Amendment is being filed to amend and supplement the Items set forth below.  The information set forth in the Offer to Purchase and the related Letter of Transmittal, and any schedules attached thereto, is hereby expressly incorporated herein by reference in response to all of the items of Schedule TO, except as otherwise set forth below.

This Amendment No. 1 to the Schedule TO also amends and supplements and constitutes Amendment No. 2 to the Schedule 13D with respect to the Magal Shares originally filed with the Securities and Exchange Commission by the Bidder Group on August 7, 2014, as amended by Amendment No. 1 thereto filed on October 11, 2016 (as amended, the “Schedule 13D”).

Amendments to Schedule TO Items 2, 3, 4, 5, 6, 8 and 11 and Offer to Purchase

Capitalized terms used but not defined in this Amendment No. 1 to the Schedule TO shall have the meanings assigned to such terms in the Schedule TO.

The Offer to Purchase and Items 2, 3, 4, 5, 6, 8 and 11 of the Schedule TO, to the extent such Items incorporate by reference the following information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	The fifth paragraph of Section 1 of the Offer to Purchase is hereby amended and replaced with the following:

“Conditions of the offer include, among other things, that:

•
prior to 10:00 a.m., New York time, on the Initial Completion Date, there shall have been validly tendered and not properly withdrawn at least 1,200,000 Magal Shares (currently representing 5.2% of the issued and outstanding shares and voting power of Magal);

•
as required by Israeli law, at 10:00 a.m., New York time, on the Initial Completion Date, the aggregate number of Magal Shares validly tendered pursuant to the offer and not properly withdrawn (excluding the Magal Shares held by us or our affiliates – see “Rights of Shareholders Who Do Not Accept the Offer”) is greater than the aggregate number of Magal Shares represented by Notices of Objection to the offer; and

•	The Israel Competition Authority shall have approved the purchase of the Magal Shares pursuant to this offer.”

2.	The second paragraph of Section 8 of the Offer to Purchase is hereby amended and shall read as follows:

“Overview. Magal’s legal and commercial name is Magal Security Systems Ltd. and its legal form is a company limited by shares. It was incorporated under the laws of the State of Israel on March 27, 1984 under the name Magal Security Systems Ltd. Magal’s corporate headquarters and principal executive offices are located at 17 Altalef St., Yehud 5621617, Israel; telephone: +972-3-539-1444. Its agent for service of process in the U.S. is Senstar Inc., 13800 Coppermine Road, Second Floor, Herndon, Virginia 20171. Magal’s website address is http://www.magalsecurity.com. However, information contained on Magal’s website does not constitute a part of this offer to purchase.”

3.	The second bullet point of Section (b)(1) in Section 11 of the Offer to Purchase is hereby amended and replaced with the following:

“we did not know and could not have known of, in each case, on the date of this offer to purchase, the occurrence of such “event”, and”

4.	The third bullet point of Section (b)(1) in Section 11 of the Offer to Purchase is hereby amended and replaced with the following:

“such “event” would cause the terms of the offer as a result of such “event” to become materially different from the terms which a reasonable person in the offeror's position would have proposed had it known of such “event” on the date of this offer to purchase;”

5.	Section (b)(2) in Section 11 of the Offer to Purchase is hereby amended and replaced with the following:

“(2)     at any time on or after commencement of the offer and prior to 10:00 a.m., New York time, on the Initial Completion Date, any of the following shall have occurred, provided that we did not know and could not have known of, nor did we foresee or could have foreseen, such an event, on the date of this offer to purchase:

•	any general suspension of trading in securities on Nasdaq;

•
a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Israel (whether or not mandatory) or a material limitation (whether or not mandatory) by any governmental entity on the extension of credit by banks or other lending institutions, that could have a material adverse effect on us or on Magal;

•	in the case of any of the foregoing existing at the time of the commencement of the offer, a material escalation or the worsening thereof;

•
any change in the general political, market, economic or financial conditions in the United States, Israel or abroad that could, in our reasonable judgment, have a material adverse effect on us or on Magal; or

•
a tender offer or exchange offer for any or all of Magal Shares, or any merger, acquisition, business combination or other similar transaction with or involving Magal or any of its subsidiaries, shall have been proposed, announced or made by any other person or has been publicly disclosed; or

6.	The second to last paragraph in Section 11 of the Offer to Purchase is hereby amended and replaced with the following:

“Should the offer be terminated pursuant to the foregoing provisions, all tendered Magal Shares shall be returned by the Depositary to the tendering shareholders no later than three business days following the termination of the offer.”

7.	The fifth and sixth paragraphs in Schedule I of the Offer to Purchase are hereby amended and replaced with the following:

“Mr. Davidi is the founder of the FIMI Funds and has served as the CEO of each of the managing general partners of the partnerships comprising the FIMI Funds since 1996. Mr. Davidi has served as the Chairman of the Board of Directors of Hadera Paper (TASE-listed) since August 2015 and Polyram Plastic Industries since July 2015. He has served as a Director of Gilat Satellite Networks (NASDAQ/TASE-listed) since December 2012, of Ham-Let (TASE-listed) since August 2012, of Bet Shemesh Engines (TASE-listed) since July 2016, of C.Mer Industries (TASE-listed) since November 2013, of Kamada Ltd. (NASDAQ/TASE-listed) since December 2019 of Rekah Pharmaceutical Industries (TASE-listed) since April 2015, of Amiad Filtration Systems Ltd. (AIM) since May 2020, of PCB Technologies Ltd. (TASE) since May 2018, of Tadir-Gan (Precision Products) 1993 Ltd. (TASE) since January 2016, and of G1 Security Solutions Ltd. (TASE) since June 2017.  Mr. Davidi previously served as the Chairman of the board of directors of Inrom Construction Industries Ltd. (TASE), from June 2014 until April 2019 and of Overseas Commerce Ltd. (TASE) from June 2013 until December 2016. Mr. Davidi holds a B.Sc. in Industrial and Management Engineering from Tel Aviv University and an M.B.A. from Bar Ilan University.

Mr. Beck has been a senior partner and director of the FIMI Funds since 2003, as well as a Director of the FIMI Funds’ General Partners and SPV companies. Mr. Beck currently serves as Chairman of the Board of ImageSat NV since December 2017, Bet Shemesh Engines Ltd. (TASE) since July 2016, Ham-Let (Israel-Canada) Ltd since August 2012. (TASE), Rivulis Irrigation Ltd. since May 2014, Oxygen and Argon Works Ltd since September 2015 and Bird Aerosystems Ltd, since July 2018 and is a director of Utron Ltd. (TASE) since December 2019, of Orbit Technologies Ltd (TASE) since November 2017, Carmel Forge Ltd. since January 2019, Simplivia Healthcare Ltd since May 2019, Y. Stern Engineering (1989) Ltd since March 2019, AITECH Rugged Ltd since June 2018, and Unitronics (1989) (R”G) Ltd. (TASE) since March 2016. During the past five years, Mr. Beck had served as the Chairman of the board of directors of Overseas Commerce Ltd. (TASE) from December 2016 to October 2018, and had served as a member of the Board of Directors of the following companies: Inrom Construction Industries Ltd. (TASE) from June 2014 to April 2019 ,Overseas Commerce Ltd (TASE) from June 2013 to December 2016, Ormat Technologies Inc. (NYSE) from May 2012 to August 2017, Nirlat Paints Ltd. from December 2008 to April 2019 and Alony Marble Ltd. from December 2008 to May 2020. Mr. Beck received a Bachelor of Science degree (Cum Laude) in Industrial Engineering in 1990 from the Technion – Israel Institute of Technology, and a Master of Business Administration in Finance in 1992 from Bar-Ilan University.”

Amendment to Schedule 13D

Capitalized terms used but not defined in this Amendment No. 2 to the Schedule 13D shall have the meanings assigned to such terms in the Schedule 13D.

1.	The following paragraph shall be added in Item 3:

“On May 22, 2020, the FIMI V Funds commenced a tender offer to acquire up to 8,669,029 Shares, subject to the terms and conditions thereof (the “Tender Offer”). We estimate that the total amount of funds that we will require to consummate the Tender Offer, including fees and expenses, is approximately $26.5 million. The FIMI V Funds have, or will have, available to them, through a variety of sources, including cash on hand and, if so decided by the FIMI V Funds, borrowings from third party lenders, funds necessary to satisfy all of the purchase amount of the FIMI V Funds under the Tender Offer. We have not determined a lender, entered into a loan agreement or other arrangement, or developed plans to repay any such borrowings.”

2.	The following paragraph shall be added in Item 4 as the penultimate paragraph:

“On May 22, 2020, the FIMI V Funds commenced the Tender Offer.”

SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

FIMI OPPORTUNITY V, L.P. By: FIMI FIVE 2012 LTD., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI ISRAEL OPPORTUNITY FIVE, LIMITED PARTNERSHIP By: FIMI FIVE 2012 LTD., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI FIVE 2012 LTD. By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
SHIRA AND ISHAY DAVIDI MANAGEMENT LTD. By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
/s/ Ishay Davidi Ishay Davidi

Dated: June 2, 2020

EXHIBIT INDEX

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase dated May 22, 2020*.
(a)(1)(B)	Letter of Transmittal*.
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*.
(a)(1)(E)	Notice of Objection*.
(a)(1)(F)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”) *.
(a)(5)(A)	Text of Press Release issued by the Bidder on May 22, 2020*.
(a)(5)(B)	Summary Advertisement published on May 22, 2020*.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.